3B

1-3-18

04004053

SECURITIE   SSION
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED
MAR 01 2004
WASH. D.C. 161 SECTION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53344

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Shattuck Hammond Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

630 Fifth Avenue, Suite 2950
(No. and Street)

New York,	New York	10111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Lorenti (212) 314-0318
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

60 Broad Street	New York	N.Y.	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 30 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/29

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Lorenti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shattuck Hammond Partners LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LUCY C BROWN
Notary Public, State of New York
No. 01BR6089287
Qualified in New York County
Commission Expires March 24, 2007

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION AND
REPORT OF INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS

SHATTUCK HAMMOND PARTNERS LLC

December 31, 2003

Grant Thornton

Accountants and Business Advisors

SEC MAIL PROCESSING
RECEIVED
MAR 01 2004
WASH. D.C. 161 SECTION

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Members of
Shattuck Hammond Partners LLC

We have audited the accompanying statement of financial condition of Shattuck Hammond Partners LLC (the "Company") as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Shattuck Hammond Partners LLC as of December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
January 30, 2004

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Shattuck Hammond Partners LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2003
(expressed in United States dollars)

ASSETS

Cash and cash equivalents	$3,192,125
Investment banking and advisory fees receivable	3,570,084
Other receivables	13,694
Furniture, equipment, and leasehold improvements (net of accumulated depreciation and amortization of $226,155)	233,568
Other assets	348,465
Total assets	$7,357,936

LIABILITIES AND MEMBERS' CAPITAL

Accounts payable	$ 336,149
Accrued expenses	385,348
	721,497
Commitments	
Members' capital	6,636,439
Total liabilities and members' capital	$7,357,936

The accompanying notes are an integral part of this statement.

Shattuck Hammond Partners LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2003
(expressed in United States dollars)

NOTE A - GENERAL BUSINESS

Shattuck Hammond Partners LLC (the "Company") was formed in 2001 as a limited liability company under the laws of the state of Delaware. As such, its members' liability in the Company's obligations and debts shall be limited to the amount of their capital contributions. The Company is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD") and the Municipal Securities Rulemaking Board ("MSRB").

The Company engages in the investment banking business by providing financial advisory services to institutional customers, advising and arranging capital sourcing, mergers and acquisitions, and providing fairness opinions. Its activities also include the underwriting and placement of municipal securities and privately placing equity and debt securities on behalf of corporations, partnerships, business trusts and limited liability companies on a "firm commitment" or "best efforts" basis with clients located throughout the United States.

NOTE B - SUMMARY OF ACCOUNTING POLICIES

1. *Cash and Cash Equivalents*

Cash and cash equivalents include cash, money market funds and investments in overnight Federal funds maintained in financial institutions.

2. *Investment Banking and Advisory Fees Revenue*

Revenue from investment banking and advisory activities is recognized when performance is substantially completed. In connection with these activities, the Company receives retainer fees, generally nonrefundable, for services to be provided. Advisory services fees received in advance of performance are treated as deferred revenue.

3. *Furniture, Equipment, and Leasehold Improvements*

Furniture and equipment are depreciated on a straight-line basis using estimated useful lives of three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

NOTE B (continued)

4. *Income Taxes*

No provision for Federal and state income taxes has been made since the Company is not a taxable entity and the members are individually liable for the taxes on their share of the Company's income or loss. The Company is subject to certain state and local taxes.

5. *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C - MEMBERS' CAPITAL

The Company's limited liability agreement calls for the Company's profits and losses to be allocated in the manner as stated in the agreement.

NOTE D - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company enters into underwriting commitments and other securities transactions as principal and agent. In the event counterparties are unable to fulfill contractual obligations, the Company is exposed to off-balance-sheet risk of loss on unsettled securities transactions.

The Company has established various procedures to manage credit exposure related to its transactions with off-balance-sheet risk, including credit approval and collateral requirements.

The Company is subject to credit risk at December 31, 2003, as substantially all of the cash and cash equivalents are held at one financial institution, The Bank of New York.

(expressed in United States dollars)

NOTE E - COMMITMENTS

The Company occupies offices in various locations under operating leases expiring through 2011. Future minimum rental payments required under leases for premises are as follows:

Fiscal year	
2004	$ 748,000
2005	681,000
2006	682,000
2007	576,000
2008	576,000
Thereafter	1,296,000
	$4,559,000

NOTE F - RELATED PARTY TRANSACTION

The Company subleases part of its office space, under a verbal agreement, to a related entity in which it has an ownership's interest.

NOTE G - NET CAPITAL REQUIREMENT

As a registered broker-dealer under the Securities Exchange Act of 1934 (the "Act") and member of the NASD and MSRB, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 of the Act. The Company is required to maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness or $100,000, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2003, the Company had net capital of $2,420,595, which exceeded minimum net capital requirements by $2,320,595.

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International

60 Broad Street
New York, New York 10004
Tel: 212 422-1000
Fax: 212 422-0144
www.grantthornton.com